Exhibit 99.2

Bayer AG
Communications
51368 Leverkusen
Germany
Phone + 49 214 30-1
www.press.bayer.com

News Release

Bayer still aims to secure a majority holding in Schering

•                                         Wenning: “We’re ready for the second round”

•                                         “Mandatory offer” to Schering stockholders in preparation

•                                         Suit for damages filed against Merck for violating U.S. capital market law

Leverkusen — Bayer AG still aims to wholly acquire Schering AG and is preparing to launch a “mandatory offer” if the current takeover offer proves unsuccessful. This means Bayer must make a new offer to all Schering stockholders to acquire the shares they still own because Bayer now holds more than 30 percent of Schering stock, purchased at prices of up to EUR 88 per share. This also includes the shares tendered by Allianz. Bayer has chosen this course of action on the assumption that Merck will not tender the shares it now owns under the current takeover offer.

“The road has gotten rougher, but we’re not losing sight of the clear aim we set ourselves: our plan is to combine our pharmaceutical activities with those of Schering to form a world-class German pharmaceutical company,” said Bayer Management Board Chairman Werner Wenning. “We will do everything we can to clarify the situation as quickly as possible and prevent Merck’s tactics from harming the future development of the successful company Schering.”

The Bayer CEO again made it clear that his company places great importance on preserving Schering, its tradition-rich name and its location in the German capital

Berlin.  “We will continue to put up a good, fair fight for Schering because we are convinced that together we can create value from which everyone benefits: Schering, Bayer and our stockholders, and also Germany as a location for the pharmaceutical industry,” said Wenning.

In addition, Bayer filed suit for damages against Merck on Tuesday in New York. “The effect of Merck’s tactics has been to withhold important information from the financial markets, putting Schering stockholders at a disadvantage and harming Bayer,” explained Bayer AG General Counsel Dr. Roland Hartwig. He said Merck had failed to disclose its strategic intentions in violation of U.S. law, thus leaving investors and the parties to the takeover uncertain as to that company’s objectives.

Merck’s dubious tactics are illustrated by the sequence of events: on March 23 Bayer announced its friendly takeover offer, which has the support of both the Management Board and the Supervisory Board of Schering and exceeds Merck’s hostile takeover bid by 12 percent. A few hours after Bayer’s announcement, Merck declared its withdrawal from the bidding, both publicly and also in a letter to the Bayer Management Board Chairman, saying one of its reasons for doing so was that the price of EUR 86 could not be justified.

Then, however, toward the end of the acceptance period for Bayer’s offer, Merck purchased huge numbers of Schering shares at prices similar to the offer price without enlightening the financial markets as to the background to this action. Thus Merck concealed from the public its true intentions as an additional bidder. First signaling a withdrawal and then reviving its bid without proper explanation violates both the letter and the spirit of capital market law.

“By not announcing its intentions in purchasing the shares, Merck has failed to comply with the requirements of the U.S. capital market,” explained Hartwig.

Acquisitions outside the offer:

Bayer AG, through its wholly-owned subsidiary Dritte BV GmbH (the “Bidder”), initially offered to pay EUR 86 per share in cash under its takeover offer (the “Offer”) for all bearer shares with no par value of Schering Aktiengesellschaft (the “Shares”), including those Shares represented by American Depository Shares (“ADSs”). However, since June 12, 2006, 15:00 hours Frankfurt time / 9:00 a.m. New York City time, the Bidder acquired an additional 25,179,799 Shares in transactions at prices ranging from EUR 86 to EUR 88 per Share. Under applicable German law, the offer price payable for all Shares, including Shares represented by American Depository Shares (“ADSs”), acquired in the Offer was automatically increased to EUR 88 As of 7:00 hours Frankfurt time / 1:00 a.m. New York City time on June 14, 2006, the Bidder had acquired 70,501,727 Shares (36.34 % of the nominal capital and voting rights of Schering) in open market or privately negotiated transactions.

Bayer AG, the Bidder or persons acting on their behalf may continue to acquire Shares (but not ADSs) of Schering) in open market or privately negotiated transactions outside the United States. If any such purchases are made at prices above the new tender offer price of EUR 88 per Share then, by operation of German law, the Bidder will automatically be obligated to pay the highest such price for all Shares it acquires in the Offer, including all Shares represented by ADSs. Whether or not the offer price is increased by reason of such purchases, the Offer will expire on June 14, 2006 at 24:00 hours Frankfurt time / 6:00 p.m. New York City time. No assurance can be made that any purchases outside the Offer will be made or, if such purchases are made, as to the prices thereof.

Leverkusen,	June 14, 2006
ms	(2006 — 319-E)

Contact:

Günter Forneck, phone + 49 214 30 50 446

Email: guenter.forneck.gf@bayer-ag.de

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

If Dritte BV GmbH, Bayer AG or any person acting on their behalf acquires any Shares outside the offer in open market or privately negotiated transactions (whether at, above or below EUR 88.00 per Share), Bayer AG will disclose the number of shares acquired, the highest price paid per share and, if applicable, the increased offer price in the United States at approximately the same time such disclosure is made in Germany in accordance with German law. Among other things, information regarding such purchases will be published in the Börsen-Zeitung each morning in accordance with German law and posted on Bayer AG’s website at http://www.bayer.com. Such information will also be disclosed by press release in the United States prior to the opening of the New York Stock Exchange on any given day and an amendment to Schedule TO will be filed with the Securities and Exchange Commission.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United States or Canada.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, the United States, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.